

November 5, 2009

Via U.S. Mail

Donald P. Fischbach
Secretary and General Counsel
Continental Resources, Inc.
302 N. Independence
Enid, Oklahoma 73701

> **Re: Continental Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 9, 2009**
> **File Number 333-162413**

Dear Mr. Fischbach:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure under "Your Representations to Us" on page 16. It appears that you are registering the notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are

registering the exchange offer in reliance on the staff's position contained in these letters, include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters, and briefly discuss the bases for your belief that you have complied with the requirements set forth in these SEC No-Action Letters.

Cover Page

2.   Please revise the cover page of your prospectus to disclose the following information:

   ▪ broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

   ▪ broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.

Certain Definitions, pages 48-68

3.   We note the inclusion of numerous detailed definitions that also appear the indenture.   To clarify your disclosure, please consider reducing the number of defined terms in this section and summarizing certain defined terms as appropriate.

Annex A: Letter of Transmittal

4.   Pursuant to the Exxon Capital line of letters, a broker-dealer that purchased its securities directly from the issuer may not participate in an Exxon Capital exchange offer.   Please therefore explain your statement under paragraph 5 that a broker-dealer that is unable to make the representation in subparagraph (d), i.e., that it will receive the new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, may elect to have his notes registered in the shelf registration statement described in the Registration Rights Agreement. Please also explain the related provision in Section 4 of the Registration Rights Agreement that a broker-dealer holding initial securities "acquired directly from the Company or one of its affiliates" may request that the company and the guarantor file, at their expense, a

shelf registration statement.

Exhibit 5.1

5.   With regard to the limitations in the paragraph beginning with the words "We express no opinions concerning . . . ." please obtain an explanation from counsel as to why they believe these limitations are necessary and appropriate. We may have further comments after reviewing counsel's explanation.

6.   For each jurisdiction, make clear whether the opinion encompasses the applicable statutory provisions, the rules and regulations underlying the provisions, and applicable judicial and regulatory determinations.   This comment also applies to Exhibit 5.2.

Exhibit 5.2

7.   Please submit a revised legality opinion opining that the notes and the guarantee will be binding obligations, subject to bankruptcy and equitable principles limitations.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        David P. Oelman, Esq.
        (713) 615-5861